Exhibit 4.2

NOTICE OF FULL REDEMPTION

TO THE HOLDERS OF

NAVIOS MARITIME ACQUISITION CORPORATION

NAVIOS ACQUISITION FINANCE (US) INC.

CUSIP Nos. 63938M AD8 and Y62150 AC4*

8.125% FIRST PRIORITY SHIP MORTGAGE NOTES DUE 2021

Dated: August 26, 2021

Notice is hereby given in accordance with Section 3.03 of the Indenture, dated as of November 13, 2013, among Navios Maritime Acquisition Corporation, a Marshall Islands corporation (the “Company”), Navios Acquisition Finance (US) Inc., a Delaware corporation (together with the Company, the “Co-Issuers”), the guarantors party thereto and Wilmington Trust, National Association, in its capacity as successor trustee (the “Trustee”) and as successor collateral trustee (as amended and supplemented, the “Indenture”), pursuant to which the Co-Issuers’ 8.125% First Priority Ship Mortgage Notes due 2021 (CUSIP No. 63938M AD8 and Y62150 AC4) (the “Notes”) were issued, that the Co-Issuers have elected to redeem in full the aggregate principal amount of Notes then outstanding on September 25, 2021 (the “Redemption Date”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture.

Pursuant to Section 5 of the Notes and Section 3.07 of the Indenture, the Notes will be redeemed at a redemption price equal to 100.00% of the principal amount thereof (the “Redemption Price”) plus accrued and unpaid interest, if any, to, but not including, the Redemption Date, which will be an aggregate of $29.340278 per $1,000 principal amount of Notes redeemed. Unless the Co-Issuers default in making the redemption payment, interest (including Additional Interest) on Notes called for redemption ceases to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Notes is to receive payment of the Redemption Price upon surrender to the Paying Agent of the Notes redeemed.

Notes must be surrendered to Wilmington Trust, National Association, as the Paying Agent, to collect the Redemption Price plus accrued and unpaid interest, if any, to, but not including, the Redemption Date at the addresses below:

Wilmington Trust, National Association

1100 North Market Street

Wilmington, Delaware 19890

Attention: Workflow Administration - 5th Floor

This Notice of Redemption has been sent to each Holder and shall constitute a “notice of redemption” under the Indenture. For questions about the transactions described in this Notice of Redemption, please contact Navios Maritime Acquisition Corporation, Investor Relations, at +1.212.906.8644 or info@navios-acquisition.com.

*	No representation is made as to the correctness or accuracy of the CUSIP number printed on this Notice of Redemption or on the Notes.

IMPORTANT NOTICE

For holders of Notes who have not established an exemption, payments made upon the redemption of the Notes may be subject to U.S. federal income tax backup withholding of 24% of the payments to be made, as and to the extent required by the provisions of the U.S. Internal Revenue Code. To establish an exemption from such withholding, holders of Notes should submit a completed and signed Internal Revenue Service Form W-9 (or applicable Form W-8) when surrendering their Notes for payment. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the Internal Revenue Service.

Dated: August 26, 2021	By:	Navios Maritime Acquisition Corporation
Navios Acquisition Finance (US) Inc.,